October 17, 2014
By EDGAR Transmission
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Susan Block, Attorney-Advisor
RE:    Quantum Fuel Systems Technologies Worldwide, Inc.
Registration Statement on Form S-3
Filed August 29, 2014
File No. 333-198463
Dear Ms. Block:
On behalf of Quantum Fuel Systems Technologies Worldwide, Inc. (the “Company”), I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to me dated September 19, 2014.
Set forth below are the Company’s responses. For convenience of reference, the Staff comment is reprinted in italics, and is followed by the response of the Company.
Registration Statement Cover Page

1.
We note that in footnote (1) to your Calculation of Registration Fee table you state that “[s]ecurities registered hereunder may be sold separately or as units with other securities registered hereunder.” However, it does not appear that you are registering units. In this regard, we note that you are registering common stock, preferred stock, debt securities warrants and rights. If you intend to register the units as well, please revise the registration fee table to register the units. Also, revise the registration statement to include disclosure regarding the units you are registering. In addition, please revise to include the units in the exhibit 5.1 legal opinion. Alternatively, please revise your disclosure in footnote (1) to remove the reference to units.

Response to Comment 1:
In response to the Staff’s comment, the Company has revised the disclosure in footnote (1) to remove the reference to units.

Securities and Exchange Commission
October 17, 2014

Exhibit 5.1

2.
We note that Exhibit 5.1 is limited to the General Corporation Law of the State of Delaware. We also note your disclosure on page 14 of the prospectus that “[t]he indenture and debt securities will be governed by, and construed in accordance with, the laws of the State of New York.” As such, please have counsel revise Exhibit 5.1 so that it covers the laws of the State of New York. Alternatively, file a separate opinion that covers such laws and have counsel revise Exhibit 5.1 so that it relies upon such opinion regarding the laws of the State of New York. Refer generally to Section II.B.1.e. of Staff Legal Bulletin No. 19, available on our website, at www.sec.gov.

Response to Comment 2:
In response to the Staff’s comment, the Company has filed a revised Exhibit 5.1 opinion rendered by Troutman Sanders LLP, which opinion covers the laws of the State of New York. Corresponding changes have been made to the section of the prospectus contained in the Registration Statement under the heading “Legal Matters.”
* * *
In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (949) 399-4500.
Sincerely,
W. Brian Olson
Chief Executive Officer

cc: Thomas M. Rose, Esq., Troutman Sanders LLP
Kenneth R. Lombardo, General Counsel